

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

<u>Via U.S. Mail</u>

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

   Re: **Massey Energy Company**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      File Number 001-07775

Dear Mr. Grinnan:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Anne Nguyen Parker
        Branch Chief